

SECURIT [barcode] MISSION

02004789

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32116



SEC MAIL
RECEIVED
MAR 0 1 2002
WASHINGTON DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Donaldson & Co., Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2859 Paces Ferry Road, Suite 2125

(No. and Street)

Atlanta	Georgia	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice R. Fishbeck (770) 333-8300

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith & Howard, PC

(Name — *if individual, state last, first, middle name*)

1795 Peachtree Street, NE Suite 300	Atlanta,	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John K. Donaldson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donaldson & Co., Incorporated, as of December 31, ~~19~~ xx 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

John K. Donaldson
Signature

CEO
Title

Jenice R. Fishbeck
Notary Public
NOTARY PUBLIC COBB COUNTY, GEORGIA
MY COMMISSION EXPIRES APRIL 20, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONALDSON & CO., INCORPORATED
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets	
Cash and short-term investments	$ 8,472,195
Reserve for exclusive benefit of customers	2,792,216
Trading securities	148,682
Commissions receivable	9,493,427
Other receivables	161,189
Due from affiliate (Note D)	7,579
Prepaid soft dollar expenses	2,295,941
Prepaid expenses	69,540
Total Current Assets	23,440,769
Property and Equipment, at Cost	
Automobiles	204,714
Furniture and equipment	299,083
	503,797
Less accumulated depreciation	(240,589)
	263,208
Other Assets	
Deposits	50,000
	$ 23,753,977

See accompanying notes and independent auditors' report.

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accrued soft dollar and commission recapture	$ 11,939,224
Accrued expenses	563,450
Current portion of long-term debt (Note E)	16,827
Total Current Liabilities	12,519,501
Long-Term Debt, Net of Current Portion (Note E)	43,572
Commitments (Note B)	
Stockholder's Equity	
Common stock - $1 par value, 100,000 shares authorized, 50,000 shares issued and outstanding	50,000
Additional paid-in capital	351,000
Retained earnings	10,789,904
	11,190,904
	$ 23,753,977

DONALDSON & CO., INCORPORATED
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

Revenues	
Commissions (Note A)	$ 85,407,591
Concessions	159,303
Mutual funds	792,634
	86,359,528
Expenses	79,179,525
	7,180,003
Other Income (Expenses)	
Interest income	396,314
Realized gain on trading securities	8,020
Unrealized gain on trading securities	104,658
Loss on disposal of property and equipment	(75,152)
Interest expense	(63,261)
Other expense	(20,564)
	350,015
Net Income	$ 7,530,018

See accompanying notes and independent auditors' report.